1. Name and Address of Reporting Person
   ENGEL, MITCHELL
   2300 Warrenville Road
   Downers Grove, IL 60515-1700
   USA
2. Issuer Name and Ticker or Trading Symbol
   ServiceMaster Company (SVM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   10/31/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Marketing Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common stock $.01 par value                                                               288 <F1>         D
Common stock $.01 par value        08/30/2002 A             61          A      $11.1200                    I           Deferred Comp
Common stock $.01 par value        09/13/2002 A             61          A      $11.0900                    I           Deferred Comp
Common stock $.01 par value        09/30/2002 A             62          A      $10.8500                    I           Deferred Comp
Common stock $.01 par value        10/15/2002 A             74          A      $9.1600                     I           Deferred Comp
Common stock $.01 par value        10/31/2002 A             66          A      $10.2500   649 <F2>         I           Deferred Comp

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
2000 Emplee    $13.73   05/08/2002 A      V  20000       04/08/2003 04/07/2009 Common  200000   $0.0000    200000   D
Stock Option                                 0                                 stock                       <F3>
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value

Explanation of Responses:

<F1>
Direct holdings include 288 shares acquired through the ServiceMaster Employee Stock Purchase Plan during September and October 2002 at prices ranging from $9.75 to $10.80.
<F2>
Includes 6 shares purchased through the dividend reinvestment feature of the plan at prices ranging from $8.95 and $10.96 per share.
<F3>
The option is exercisable in five equal annual installments beginning on the first anniversary of the date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ Sandra L. Groman

DATE
11/01/2002